RECEIVED

2006 JUL -5 P 2:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

**Smiths Group plc**
765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

26 June 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA


06014891

Your ref : 82-34872

SUPPL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
**File Number 82-34872**
**Smiths Group plc**

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

PROCESSED
JUL 05 2006
THOMSON FINANCIAL

N.R. Burdett
*Assistant Secretary*

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

15 JUNE TO 26 JUNE 2006

| | | |
|---|---|---|
| 230 | 23/06/2006 : 12:58:00 | Smiths Group PLC - Holding(s) in Company |
| 231 | 26/06/2006 : 12:24:00 | Smiths Group PLC - Holding(s) in Company |

| | |
|---|---|
| **Company** | Smiths Group PLC |
| **TIDM** | SMIN |
| **Headline** | Holding(s) in Company |
| **Released** | 12:58 23-Jun-06 |
| **Number** | 0922F |


smiths

23 JUNE 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: AVIVA PLC AND ITS SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   AVIVA PLC AND ITS SUBSIDIARIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

| MORELY FUND MANAGEMENT LIMITED: | |
|---|---|
| BNY Norwich Union Nominees Limited | 3,267,519* |
| BT Globenet Nominees Limited | 6,987* |
| Chase GA Group Nominees Limited | 10,919,031* |
| Chase Nominees Limited | 139,393* |
| CUIM Nominee Limited | 2,564,490* |
| Vidacos Nominees Limited | 43,300* |

* Denotes Beneficial Interest

5. Number of shares / amount of stock acquired: N/A

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: 446,167

8. Percentage of issued class*: <0.08%

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: 19 June 2006

11. Date listed company informed: 22 June 2006

12. Total holding following this notification: 16,940,720

13. Total percentage holding of issued class following this notification*: 2.99%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 23 June 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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## Regulatory Announcement

| | |
|---|---|
| **Company** | Smiths Group PLC |
| TIDM | SMIN |
| Headline | Holding(s) in Company |
| Released | 12:24 26-Jun-06 |
| Number | 1581F |


smiths

26 JUNE 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest:

   (A) FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND

   (B) FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   NOTIFICATION ON BEHALF OF FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR EDWARD C JOHNSON 3D, A PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED, OF DISCLOSABLE INTERESTS ARISING UNDER S208(4)(b) OF THE COMPANIES ACT 1985.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

| | |
|---|---|
| State Street Hong Kong | 18,500 |
| State Street Bank and Tr Co | 315,800 |
| Bank of New York Europe Ldn | 3,221,100 |
| Trust & Cust Srvcs Bk Ltd, Toko | 21,650 |
| Nomura Trust and Banking | 36,200 |
| Master Trust Bank of Japan | 188,500 |
| ING Luxemborug | 20,300 |
| Northern Trust London | 42,900 |
| National Astl Bk Melbourne | 62,000 |
| State Street Bank Australia (C | 91,600 |
| JP Morgan, Bournemouth | 163,900 |
| Northern Trust London | 165,700 |
| State Str Bk and Tr Co Lndn | 204,540 |
| Chase Manhattan Bk AG Frnkfrt (S | 255,500 |
| Bank of New York Brussels | 383,810 |
| Brown Bros Harriman Ltd Lux | 581,400 |
| JP Morgan, Bournemouth | 4,078,916 |
| Bermuda Trust Far East HK | 259,304 |
| JP Morgan, Bournemouth | 7,458,039 |
| Mellon Bank NA | 17,900 |
| Investors Bank and Trust | 11,600 |
| Mellon Bank NA | 35,700 |
| Northern Trust London | 112,900 |
| Brown Bros Harriman and Co | 515,800 |
| State Street Bank and Tr Co | 1,886,490 |
| JPMorgan Chase Bank | 12,195,310 |

| | |
|---|---|
| Royal Trust -Toronto | 20,719 |
| CIBC Mellon Trust | 167,490 |
| Bank of New York | 337,700 |
| JPMorgan Chase | 596,600 |
| Mellon Bank NA | 651,696 |
| Northern Trust Co | 892,264 |
| Brown Bros Harriman and Co | 1,612,100 |
| State Street Bank and Tr Co | 2,654,657 |
| Chase Manhattan London | 8,800 |
| Dexia Privatbank | 9,500 |
| Societe Generale | 31,500 |
| JPMorgan Chase Bank | 44,600 |
| Chase Manhttn Bk AG Frnkfrt (S | 82,900 |
| Midland Securities Services | 99,240 |
| Bankers Trust London | 225,180 |
| HSBC Bank plc | 460,400 |
| Mellon Bank | 918,220 |
| Bank of New York Brussels | 1,341,069 |
| JP Morgan, Bournemouth | 1,585,780 |
| State Str Bk and Tr Co Lndn (S | 2,384,519 |
| Northern Trust London | 3,893,980 |
| JP Morgan, Bournemouth | 11,786,280 |

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 26 JUNE 2006

12. Total holding following this notification: 62,150,553 SHARES

13. Total percentage holding of issued class following this notification*: 10.97%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT, 020 8457 8229

16. Name and signature of duly authorised officer of the listed company responsible for making this notification: NEIL BURDETT

17. Date of notification: 26 JUNE 2006

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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